

October 19, 2022

Da Mu Lin
Chief Executive Officer
One World Ventures, Inc.
3370 Pinks Place, Suite F
Las Vegas, NV 89102

> **Re: One World Ventures, Inc.**
> **Amendment No. 2 to Offering Statement on Form 1-A**
> **Filed October 5, 2022**
> **File No. 024-11952**

Dear Da Mu Lin:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 2 to Offering Statement on Form 1-A

Plan of Operation
Equipment Costs, page 27

1. Given that you no longer plan to purchase and operate your own cryptocurrency miners, please provide a detailed description of the "hosting equipment" that you plan to purchase and explain how such equipment is different from the mining equipment that you previously intended to purchase. Additionally, describe in more detail the "cryptocurrency datacenter" you plan to build. For example, explain what differentiates such a "datacenter" from other facilities that have access to internet and electricity.

Conflict of Interest, page 32

2. Address the conflict of interest associated with your controlling shareholder and Chief Executive Officer having an outstanding loan to the company.

 Please contact Kyle Wiley, Staff Attorney, at 202-344-5791 or Josh Shainess, Legal Branch Chief, at 202-551-7951 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology